Table of Contents

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SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

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FORM 11-K

(Mark One)

☒ Annual Report pursuant to Section 15(d) of the Securities Exchange of 1934

For the fiscal year ended December 31, 2024

OR

☐ Transition Report pursuant to Section 15(d) of the Securities Exchange Act of 1934

[No Fee Required]

For the transition period from ______ to_______

Commission File Number 1-11416

A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

Consumer Portfolio Services, Inc. 401(k) Plan

B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

Consumer Portfolio Services, Inc.

3800 Howard Hughes Parkway Suite 1400

Las Vegas, NV 89169

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REQUIRED INFORMATION

I. Financial Statements.

Financial statements and supplemental schedules prepared in accordance with the financial reporting requirements of the Employee Retirement Income Security Act of 1974, together with the report of independent registered public accounting firm thereon, are filed herewith.

II. Exhibits:

Consent of Independent Registered Public Accounting Firm is filed herewith as Exhibit 23.1.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the Plan) have duly caused this annual report to be signed on its behalf by the undersigned, hereunto duly authorized.

Consumer Portfolio Services, Inc. 401(k) Plan

June 30, 2025	By: /s/ Denesh Bharwani

Denesh Bharwani

Member, Benefits Committee

i

CONSUMER PORTFOLIO SERVICES, INC. 401(K) PLAN

Financial Statements and Supplemental Schedules

As of and for the Years Ended December 31, 2024, and 2023

(with Report of Independent Registered Public Accounting Firm Thereon)

ii

CONSUMER PORTFOLIO SERVICES, INC. 401(K) PLAN

Index to Financial Statements and Supplemental Schedules

Page

Report of Independent Registered Public Accounting Firm	1

Statements of Net Assets Available for Benefits – As of December 31, 2024, and 2023	3

Statements of Changes in Net Assets Available for Benefits – For the Years Ended December 31, 2024, and 2023	4

Notes to Financial Statements	5

Schedule H, Line 4a – Schedule of Delinquent Participant Contributions – December 31, 2024	11

Schedule H, Line 4i – Schedule of Assets (Held at End of Year) – December 31, 2024	12

All schedules omitted are not applicable or are not required based on disclosure requirements of the Employee Retirement Income Security Act of 1974 and regulations issued by the Department of Labor.

iii

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Participants and Benefits Committee

Consumer Portfolio Services, Inc. 401(k) Plan

Opinion on the Financial Statements

We have audited the accompanying statements of net assets available for benefits of the Consumer Portfolio Services, Inc. 401(k) Plan (the “Plan”) as of December 31, 2024 and 2023, the related statements of changes in net assets available for benefits for the years then ended, and the related notes (collectively referred to as the “financial statements”). In our opinion, the financial statements present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2024 and 2023, and the changes in net assets available for benefits for the years then ended, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (“PCAOB”) and are required to be independent with respect to the Plan in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Plan is not required to have, nor were we engaged to perform an audit of its internal control over financial reporting. As part of our audit, we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion.

Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

1

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM (CONTINUED)

Supplemental Information Required by ERISA

The supplemental information in the accompanying schedules, Schedule H, Line 4a – Schedule of Delinquent Participant Contributions for the year ended December 31, 2024 and Schedule H, Line 4i – Schedule of Assets (Held at End of Year) as of December 31, 2024 (referred to as “supplemental information”) has been subjected to audit procedures performed in conjunction with the audit of the Plan’s financial statements. The supplemental information is the responsibility of the Plan’s management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. In our opinion, the supplemental information is fairly stated, in all material respects, in relation to the financial statements as a whole.

HASKELL & WHITE LLP

We have served as the Plan’s auditor since 2005.

Irvine, California

June 30, 2025

2

CONSUMER PORTFOLIO SERVICES, INC. 401(K) PLAN

Statements of Net Assets Available for Benefits

As of December 31, 2024, and 2023

Investments (Notes 2, 3 and 4):	2024	2023

Interest bearing cash	$140,318	$182,424
Guaranteed interest account, at contract value	5,404,025	5,898,062
Registered investment companies	57,428,946	47,217,687
Consumer Portfolio Services, Inc. (CPS, Inc.) common stock	5,781,242	4,594,979

Total investments	68,754,531	57,893,152

Notes receivable from participants	2,498,377	1,849,694

Net assets available for benefits	$71,252,908	$59,742,846

The accompanying notes are an integral part of these financial statements.

3

CONSUMER PORTFOLIO SERVICES, INC. 401(K) PLAN

Statements of Changes in Net Assets Available for Benefits

For the Years ended December 31, 2024, and 2023

	2024	2023
Additions to (deductions from) net assets attributed to:

Contributions:
Employees	$4,250,524	$3,804,150
Employer	1,534,968	1,366,953
Employees' individual rollover	31,031	59,957

Total contributions	5,816,523	5,231,060

Investments (Notes 2, 3 and 4):
Interest on guaranteed interest account	172,319	189,453
Net appreciation (depreciation) in fair value of registered investment companies	5,833,262	6,568,087
Net unrealized/realized appreciation (depreciation) of CPS, Inc. common stock	826,784	361,793
Dividends from registered investment companies	2,138,232	1,289,780
Investment expenses	(52,353)	(60,203)

Total investments gains (losses)	8,918,244	8,348,910

Interest on notes receivable from participants	167,712	100,310

Total additions (deductions)	14,902,479	13,680,280

Deductions from net assets attributed to:

Benefits paid to participants	(3,275,884)	(2,801,462)
Administrative fees	(116,533)	(149,778)

Total deductions	(3,392,417)	(2,951,240)

Net increase (decrease) in net assets available for benefits	11,510,062	10,729,040

Net assets available for benefits:

Beginning of year	59,742,846	49,013,806

End of year	$71,252,908	$59,742,846

The accompanying notes are an integral part of these financial statements.

4

CONSUMER PORTFOLIO SERVICES, INC. 401(K) PLAN

Notes to Financial Statements

December 31, 2024, and 2023

(1)       Description of the Plan

The following description of the Consumer Portfolio Services, Inc. (the “Plan Sponsor” or “CPS, Inc.”) 401(k) Plan (the “Plan”) provides only general information. Participants should refer to the Plan agreement for a more complete description of the Plan’s provisions.

(a)	General

The Plan was established as a profit sharing plan with cash or deferred arrangement on January 1, 1994. The Plan was restated as of January 1, 1996, to permit investment in the Plan Sponsor’s common stock without regard to Section 407(a) of the Employee Retirement Income Security Act of 1974 (“ERISA”). Effective January 1, 2003, the Plan Sponsor adopted the MassMutual Life Insurance Company Flexinvest® Prototype Non-Standardized 401(k) Profit Sharing Plan. During 2012, the Plan was amended to allow for automatic enrollment with automatic deferral contributions of 3% of eligible compensation of employees eligible to participate in the Plan, unless otherwise elected by such employees. Effective January 1, 2017, the Plan was amended to automatically increase participant contributions by 1% on the employee’s anniversary date each year forward, unless the employee opts out. The Plan is a defined contribution plan which provides retirement benefits for eligible employees of the Plan Sponsor. It is subject to the provisions of ERISA.

On January 4, 2021, MassMutual Life Insurance Company, the custodian and record-keeper for the Plan, was acquired by Empower Retirement (“Empower”).

(b)	Administration of the Plan

The Plan is administered by the Human Resources Department (the “Plan Administrator”) of the Plan Sponsor. The Plan Administrator consults with the Benefits Committee and other key management of the Plan Sponsor when managing the operations and the administration of the Plan. The Plan is operated under an agreement which requires that Empower hold and distribute the funds of the Plan in accordance with the text of the Plan and the instructions of the Plan Administrator or its designees.

(c)	Eligibility and Contributions

Employees are eligible to participate in the Plan after completing 90 days of service. In accordance with the Plan, participants may contribute up to 100% of their annual compensation, after required deductions, such as those required by the Federal Insurance Contributions Act. Contributions are subject to certain limitations as defined in the Plan agreement, as well as a maximum of $23,000 and $22,500 for the years ended December 31, 2024, and 2023, respectively, under the Internal Revenue Code (“IRC”) of 1986. Catch-up contributions (within the meaning of Section 414(v) of the IRC) can also be made by participants who reach age 50 during the plan year. Participants are only permitted to make catch-up contributions after they have already contributed the maximum amount for the year. The catch-up contribution limit was $7,500 for the years ended December 31, 2024, and 2023. Participants may rollover into the Plan amounts representing distributions from other qualified plans.

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CONSUMER PORTFOLIO SERVICES, INC. 401(K) PLAN

Notes to Financial Statements

December 31, 2024, and 2023

(1)       Description of the Plan (continued)

(c)	Eligibility and Contributions (continued)

The Plan Sponsor may make a discretionary matching contribution equal to a discretionary amount of each participant’s pretax contributions up to a maximum of $2,000. Discretionary cash matching contributions were $1,534,968 and $1,366,953, for the years ended December 31, 2024, and 2023, respectively.

(d)	Participant Accounts

Each participant’s account is credited with the participant’s contributions, allocations of the Plan Sponsor’s matching contributions and investment earnings or losses and charged with an allocation of expenses. Allocations are based on participant earnings, losses, or account balances, as defined in the Plan agreement.

(e)	Vesting

Participants are immediately vested in their contributions plus actual earnings thereon. Vesting in the Plan Sponsor’s matching contributions plus actual earnings thereon is based on years of continuous service. A participant vests at the rate of 20% after two years of credited service and 20% each year thereafter until 100% is reached after six years of credited service. Participants are also fully vested at death, retirement and upon termination for disability.

(f)	Investment Options

The Plan offers various investment options which are managed by several outside investment managers. Upon enrollment in the Plan, participants may direct their contributions in any of the investment options offered at the time. A participant’s plan account will be invested in a target date retirement fund based on age if an investment fund(s) is not chosen. Participants may change their investment options daily. Participants should refer to the investment literature provided by the Plan Sponsor for a complete description of the investment options and for the detailed composition of each investment fund.

(g)	Notes Receivable from Participants

Participants may borrow from their accounts. Such borrowings and repayments are treated as transfers from and to, respectively, the participant’s investment funds. Borrowings are secured by the participant’s vested account balance and bear interest at a rate commensurate with local prevailing rates as determined by the Plan Administrator. Loans are limited to the lesser of $50,000, reduced by the highest outstanding loan balance during the preceding 12 months, or 50% of the participant’s vested account balance. A loan shall be repaid within five years unless it is used for the purchase of a primary residence.

Notes receivable from participants are payable through payroll deductions in installments of principal plus interest of prime rate plus 1 percentage point (8.50% and 9.50% at December 31, 2024 and 2023, respectively) with final payments due between January 2025 and November 2032.

6

CONSUMER PORTFOLIO SERVICES, INC. 401(K) PLAN

Notes to Financial Statements

December 31, 2024, and 2023

(1)	Description of the Plan (continued)

(h)	Payments of Benefits

Upon termination of service, a participant may elect to receive either a single lump sum payment in cash equal to the value of the vested interest in his or her account, or a series of substantially equal annual or more frequent installments over a period not to exceed the participant’s life expectancy.

(i)	Forfeited Accounts

In accordance with the Plan agreement, forfeitures attributable to unvested matching contributions must be applied first to reduce expenses related to the administration of the Plan (Note 2(e)) and then to reduce any employer contributions. As of December 31, 2024, and 2023, forfeited accounts totaled $4,773 and $8,745, respectively.

(j)	Plan Termination

Although it has not expressed any intent to do so, the Plan Sponsor has the right under the Plan to terminate the Plan subject to the provisions of ERISA. In the event of the Plan’s termination, participants will become 100% vested in their accounts.

(2)	Significant Accounting Policies

(a)	Basis of Accounting

The financial statements of the Plan have been prepared on the accrual basis of accounting in accordance with accounting principles generally accepted in the United States of America (“GAAP”). Benefits are recorded when paid.

(b)	Subsequent Events

The Plan Administrator evaluated subsequent events through June 30, 2025, the date the financial statements were available to be issued.

(c)	Investments

Publicly traded securities, including CPS, Inc. common stock, are carried at fair value based on published market quotations. Shares of registered investment companies are valued at the published net asset value of the underlying assets at year end. Purchases and sales of investments are recorded on a trade date basis. Dividends are recorded on the ex dividend date. Interest income is recorded on the accrual basis.

Realized gains and losses on investments are based on the fair value of the asset at the beginning of the year or at the time of purchase for assets purchased during the year and the related fair value on the date investments are sold during the year.

The Plan invests in a guaranteed interest contract (“GIC”), which is valued at contract value based on the underlying value of the account’s group annuity contract. In the event that the underlying agreement in the Plan’s investment in fully benefit-responsive investment contract are fully or partially terminated, participants will receive the liquidation value instead of the contract value.

7

CONSUMER PORTFOLIO SERVICES, INC. 401(K) PLAN

Notes to Financial Statements

December 31, 2024, and 2023

(2)	Significant Accounting Policies (continued)

(c)	Investments (continued)

The Plan Administrator does not anticipate the full or partial termination of such agreement in the foreseeable future.

(d)	Notes Receivable from Participants

Notes receivable from participants are measured at their unpaid principal balance plus any accrued but unpaid interest. Delinquent participant loans are recorded as distributions based on the terms of the Plan agreement.

(e)	Administrative Expenses

The Plan and the Plan Sponsor share plan expenses. Certain direct investment expenses, such as record keeping fees, brokerage fees, loan, withdrawal or distribution processing fees are deducted from participants’ accounts. During the years ended December 31, 2024, and 2023, $136,850 and $126,916, respectively, in Plan investment and administrative expenses were paid through the use of forfeitures.

(f)	Use of Estimates

The Plan Administrator has made a number of estimates and assumptions relating to the reporting of assets and liabilities to prepare these financial statements in conformity with GAAP. Accordingly, actual results may differ from those estimates.

(3)	Investments

In accordance with GAAP, the Plan uses a hierarchy for measuring the fair value of all financial assets and liabilities that are being measured and reported at fair value on a recurring and non-recurring basis. Fair value is measured in levels, which are described in more detail below, and are determined based on the observability and reliability of the assumptions used to determine fair value. Should the inputs used to measure fair value fall into different levels of the fair value hierarchy, the level in the fair value hierarchy within which the fair value measurement in its entirety falls is determined based on the lowest level input that is significant to the fair value measurement in its entirety.

Level 1: Valuations for assets and liabilities traded in active exchange markets. Valuations are obtained from readily available pricing sources for market transactions involving identical assets or liabilities.

Level 2: Valuations for assets and liabilities traded in less active dealer or broker markets. Valuations are obtained from third party pricing services for identical or comparable assets or liabilities.

Level 3: Valuations for assets and liabilities that are derived from other valuation methodologies, including option pricing models, discounted cash flow models, and similar techniques, and not based on market exchange, dealer or broker traded transactions. These valuations incorporate certain assumptions and projections in determining the fair value assigned to such assets or liabilities.

8

CONSUMER PORTFOLIO SERVICES, INC. 401(K) PLAN

Notes to Financial Statements

December 31, 2024, and 2023

(3)	Investments (continued)

Certain investments in the Plan are measured and reported at fair value on a recurring basis. The following tables show the balances of these investments based on their GAAP designated levels:

	As of December 31, 2024
	Total	Level 1	Level 2	Level 3

Registered investment companies	$57,428,946	$57,428,946	$–	$–
CPS, Inc. common stock	5,781,242	5,781,242	–	–
Interest bearing cash	140,318	140,318	–	–
Total	$63,350,506	$63,350,506	$–	$–

	As of December 31, 2023
	Total	Level 1	Level 2	Level 3

Registered investment companies	$47,217,687	$47,217,687	$–	$–
CPS, Inc. common stock	4,594,979	4,594,979	–	–
Interest bearing cash	182,424	182,424	–	–
Total	$51,995,090	$51,995,090	$–	$–

Registered investment companies and shares of CPS, Inc. common stock were valued at their daily closing price.

The Plan is a party to a fully benefit-responsive guaranteed interest contract with Empower. The account is credited with earnings on the underlying investments and charged for participant withdrawals and administrative expenses. The guaranteed interest contract issuer is contractually obligated to repay the principal and a specified interest rate that is guaranteed to the Plan. Because the guaranteed investment contract is fully benefit-responsive, contract value is the relevant measurement for that portion of the net assets available for plan benefits attributable to the guaranteed investment contract. The guaranteed interest contract is presented on the face of the statements of net assets available for benefits at contract value. Contract value, as reported to the Plan by Empower, represents contributions made under the contract, plus earnings, less participant withdrawals and administrative expenses. Participants may ordinarily direct the withdrawal or transfer of all or a portion of their investment at contract value.

(4)	Risks and Uncertainties

The Plan provides for various investment options in money market funds, registered investment companies, guaranteed interest contract and the common stock of CPS, Inc. Investment securities are exposed to various risks such as interest rate, market, and credit risks. Due to the level of uncertainty related to changes in the value of investment securities, it is at least reasonably possible that changes in the various risk factors could materially affect participants’ account balances and the amounts reported in the financial statements. The global economy, including the financial and credit markets, has recently experienced extreme volatility and disruptions, including increases to inflation rates, rising interest rates, declines in consumer confidence, declines in economic growth, and uncertainty about economic stability. The severity and duration of the impact of these conditions on the Plan cannot be predicted.

9

CONSUMER PORTFOLIO SERVICES, INC. 401(K) PLAN

Notes to Financial Statements

December 31, 2024, and 2023

(5)	Tax Status

The Internal Revenue Service (“IRS”) has determined and informed the Plan Sponsor by a letter dated February 7, 1996, that the Plan and related trust are designed in accordance with applicable sections of the IRC and is, therefore, exempt from Federal income taxes. As described in Note 1, the Plan has been amended since receiving the determination letter, including the adoption of the Empower Retirement Company Flexinvest® Prototype Non-Standardized 401(k) Profit Sharing Plan. The IRS has determined and notified Empower Retirement Company by a letter dated November 14, 2022, that the form of the prototype plan is acceptable under section 401 of the IRC for use by employers for the benefit of their employees. The Plan Administrator believes that the Plan is designed and is currently being operated in compliance with the applicable requirements of the IRC. Accordingly, no provision for income taxes is included in the accompanying financial statements.

GAAP requires Plan management to evaluate uncertain tax positions taken by the Plan. The financial statement effects of a tax position are recognized when the position is more likely than not, based on the technical merits, to be sustained upon examination by the IRS. The Plan Administrator has analyzed the tax positions taken by the Plan and has concluded that as of December 31, 2024, and 2023, there are no uncertain positions taken or expected to be taken. The Plan has recognized no interest or penalties related to uncertain tax positions and is subject to routine audits by taxing jurisdictions.

(6)	Parties-in-interest

Parties-in-interest are defined under the Department of Labor regulations as any fiduciary of the Plan, any party rendering service to the Plan, an employer whose employees are covered by the Plan, and certain others. Certain Plan investments are managed by Empower. Empower is the custodian of these assets and provides record keeping services to the Plan; therefore, these transactions qualify as permitted party-in-interest transactions. The Plan Sponsor offers its common stock as an investment option and performs administrative functions to the Plan at no cost. These are also considered permitted party-in-interest transactions. Notes receivable from participants held by the Plan also reflect allowable party-in-interest transactions.

10

CONSUMER PORTFOLIO SERVICES, INC. 401(K) PLAN

Schedule H, Line 4a – Schedule of Delinquent Participant Contributions – December 31, 2024

Plan # 001 – EIN # 32-0021607

Participant Contributions Transferred Late to Plan	Total that Constitute Nonexempt Prohibited Transaction
Check here if Late Participant Loan Repayments are included:	Contributions Not Corrected	Contributions Corrected	Contributions Pending Correction
☒	$ -	$ 436,163	$ -

On January 4, 2021, MassMutual Life Insurance Company, the custodian and record-keeper for the Plan at that time, was acquired by Empower Retirement. The participant contribution amounts noted in the table above were transferred late due to delays during the data migration process from MassMutual to Empower. All delinquent contributions have been contributed to the Plan in 2022 and lost earnings were contributed to the Plan on February 3, 2024.

See accompanying report of independent registered public accounting firm.

11

CONSUMER PORTFOLIO SERVICES, INC. 401(K) PLAN
Schedule H, Line 4i – Schedule of Assets (Held at End of Year) – December 31, 2024
Plan # 001 – EIN # 32-0021607

	Identity of issuer, borrower, lessor or similar party	Description of investment including maturity date, rate of interest, collateral, par or maturity date	Cost	Current value
	Vanguard	1VFIAX Vanguard 500 Index Admiral	$8,841,690	$12,773,461
*	Consumer Portfolio Services, Inc.	1CPSSTK Consumer Portfolio Services, Inc.Common Stock	3,311,317	5,781,242
*	Guaranteed Interest Account	1MGDYB3 Guaranteed Interest Account	5,063,883	5,404,025
	Franklin	1FIFRX Franklin Growth R6	3,333,992	3,844,180
	Vanguard	1VIGAX Vanguard Growth Index Adm	2,402,629	3,822,855
	American Funds	1RLBGX American Funds American Balanced R6	3,134,570	3,630,072
	American Funds	1RFUTX American Funds 2060 Trgt Date Retire R6	2,182,643	2,528,951
	American Funds	1RFGTX American Funds 2040 Trgt Date Retire R6	2,201,306	2,511,362
	American Funds	1RFKTX American Funds 2055 Trgt Date Retire R6	2,056,439	2,413,815
	Vanguard	1VBIAX Vanguard Balanced Index Adm	2,014,936	2,351,986
	American Funds	1RFITX American Funds 2050 Trgt Date Retire R6	1,877,102	2,196,209
	Dodge & Cox	1DODGX Dodge & Cox Stock - I	1,791,362	2,028,100
	American Funds	1RFFTX American Funds 2035 Trgt Date Retire R6	1,782,888	1,996,212
	American Funds	1RFHTX American Funds 2045 Trgt Date Retire R6	1,758,892	1,962,822
	Vanguard	1VSMGX Vanguard LifeStrategy Moderate Growth	1,615,999	1,793,396
	American Funds	1RLLGX American Funds SMALLCAP World R6	1,218,247	1,462,809
	Vanguard	1VIMAX Vanguard Mid Cap Index Fund - Admiral	1,069,391	1,333,535
	American Funds	1RFETX American Funds 2030 Trgt Date Retire R6	1,172,493	1,289,100
	Dimensional Fund Advisors	1DGEIX DFA Global Equity I	893,903	1,106,670
	Vanguard	1VASGX Vanguard LifeStrategy Growth Inv	911,441	1,084,575
	American Funds	1RBFGX American Funds Bond Fund of Amer R6	1,035,044	1,030,619
	Vanguard	1VIPIX Vanguard Inflation-Protected Secs I	907,527	869,966
	American Funds	1RFDTX American Funds 2025 Trgt Date Retire R6	798,619	851,632
	Vanguard	1VTMGX Vanguard Developed Markets Index Admiral	688,236	792,954
	Vanguard	1VSMAX Vanguard Small Cap Index Adm	613,502	764,970
	MassMutual	1MSCDX MassMutual Small Cap Opportunities R5	636,761	699,948
	American Funds	1RRCTX American Funds 2020 Trgt Date Retire R6	610,889	630,359
	Vanguard	1VSCGX Vanguard LifeStrategy Cnsrv Gr Inv	570,422	600,013
	BlackRock	1BRHYX BlackRock High Yield Bond Portfolio K	456,568	480,032
	BlackRock	1BMGKX BlackRock Mid-Cap Growth Equity K	317,048	430,982
	* Interest Bearing Cash	Interest Bearing Cash	140,318	140,318
	Cohen & Steers	1CSRIX Cohen & Steers Instl Realty Shares	129,050	125,340
	American Funds	1RFJTX American Funds 2015 Trgt Date Retire R6	10,718	11,229
	American Funds	1RFTTX American Funds 2010 Trgt Date Retire R6	10,369	10,793
			55,560,197	68,754,531
*	Notes receivable from participants	4.25%- 9.50% maturing between Jan. 2025 and Nov. 2032		2,498,377
	Total			$71,252,908

* Denotes investment with party-in-interest.

See accompanying report of independent registered public accounting firm.

12